9900A Clayton Road

St. Louis, Mo 63124-1186

314-213-7246 Ph

314-213-7250 Fax

www.escotechnologies.com

January 21, 2020

Mr. John Cash

Branch Chief

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Ms. Mindy Hooker

Accountant

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ESCO Technologies Inc. (the Company)

Form 10-K for the year ended September 30, 2019

Filed November 29, 2019

File No. 1-10596

Dear Mr. Cash and Ms. Hooker:

This letter sets forth the response of ESCO Technologies Inc. (the "Company") to the comment letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 8, 2020, with respect to the above referenced filing. We have duplicated the comment set forth in the comment letter and have provided our response below.

Form 10-K for the fiscal year ended September 30, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Highlights of 2019 Operations, page 19

1.	We note your presentation of Diluted EPS – As Adjusted and have the following comments:
•	Please provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, Diluted EPS, in a more prominent manner, such as a tabular presentation, in accordance with Item 10(e)(1)(i) of Regulation S-K.
•	The adjustments to Diluted EPS appear to be net of income tax. Adding back adjustments, net of tax, is not consistent with the guidance provided in Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018).

Please revise your future non-GAAP presentations, including disclosures filed in quarterly earnings releases on Form 8-K, accordingly.

Company Response

In our future non-GAAP presentations, including disclosures filed in quarterly earnings releases on Form 8-K, we will include a reconciliation to the most directly comparable GAAP measure (for example, Diluted EPS or net earnings) in a more prominent manner, such as a tabular presentation. Any income tax effects will be shown as a separate adjustment and clearly explained. This expanded disclosure will be included in our next earnings release as a separate table reconciling any non-GAAP measures to the most directly comparable GAAP measure.

Critical Accounting Policies

Revenue Recognition, page 26

2.	We note your disclosure which refers the reader to the Notes to the Consolidated Financial Statements for information regarding the recognition of revenue. Please revise future critical accounting estimates disclosures to provide insight into the judgments that are made in your revenue recognition process. The accounting estimate disclosures are designed to supplement the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Typical disclosures discuss the types of assumptions underlying the most significant and subjective estimates, provide a sensitivity analysis of those assumptions to deviations of actual results, and disclose the circumstances that have resulted in revised assumptions in the past. As an example, we note that significant judgment is used in determining total contract cost for revenue that is recorded over time using the cost-to-cost method.

Company Response

In our future filings, we will include as part of our critical accounting estimate disclosures and the notes to our financial statements, greater insight into the judgments that are made in our revenue recognition process related to those contracts with customers for which we use significant judgment, which include a) determination of the contract milestone status for revenue recorded over time using the contract milestone method and b) the total contract costs for revenue that is recorded over time using the cost-to-cost method. This disclosure of judgments will include the types of assumptions underlying our most subjective estimates. We will provide an analysis of those assumptions to deviations of actual results and disclose the types of circumstances that have resulted in revised assumptions in the past. In our next Form 10-K filing, we will include the following as additional disclosure related to the Filtration and Test segments. We do not believe the accounting related to revenues recognized at a point in time or USG revenues recognized over time is a critical accounting policy.

Proposed wording in future Form 10-K filings:

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The unit of account in ASC Topic 606 is a performance obligation. The transaction price for our contracts represents our best estimate of the consideration we will receive and includes assumptions regarding variable consideration, as applicable, which are based on historical, current and forecasted information. The transaction price is allocated to each distinct performance obligation within the contract and recognized as revenue when, or as, the performance obligation is satisfied. Certain of our long-term contracts contain incentive fees that can increase the transaction price. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. The estimated amounts are based on an assessment of our anticipated performance and all other information that is reasonably available to us.

Approximately XX% and XX% of the Company’s Filtration and Test segments’ revenues (XX% of consolidated revenue), respectively, is recognized over time as the products do not have an alternative use and the Company has an enforceable right to payment for costs incurred plus a reasonable margin or the inventory is owned by the customer. Selecting the method to measure progress towards completion for our contracts requires judgment and is based on the nature of the products or services to be provided.

The Filtration segment generally uses the cost-to-cost method to measure progress on our contracts, as the rate at which costs are incurred to fulfill a contract best depicts the transfer of control to the customer. Under this method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion of the performance obligation, and revenue is recorded proportionally as costs are incurred based on an estimated profit margin.

The Test segment generally uses the milestone output method to measure progress on our contracts because it best depicts the transfer of control to the customer that occurs as we incur costs on our contracts. Under this method, the Company estimates profit as the difference between total revenue and total estimated costs at completion of a contract and recognizes these revenues and costs based on milestones achieved.

Total contract cost estimates are based on current contract specifications and expected engineering requirements and require us to make estimates on expected profit. The estimates on profit are based on judgments we make to project the outcome of future events can often span more than one year and include labor productivity and availability, the complexity of the work to be performed, change orders issued by our customers, and other specialized engineering and production related activities. Our cost estimation process is based on historical results of contracts and historical actuals to original estimates, and the application of professional knowledge and experience of engineers and program managers along with finance professionals to these historical results. We review and update our estimates of costs quarterly or more frequently when circumstances significantly change, which can affect the profitability of our contracts.

For contracts where revenue is recognized over time, we generally recognize changes in estimated contract revenues, costs and profits using the cumulative catch-up method of accounting. This method recognizes the cumulative effect of changes on current and prior periods with the impact of the change from inception-to-date recorded in the current period. We have net revenue recognized in the current year from performance obligations satisfied in the prior year due to changes in our estimated costs to complete the related performance obligations. Anticipated losses on contracts are recognized in full in the period in which the losses become probable and estimable.

The impact of adjustments in contract estimates on our operating earnings can be reflected in either revenue or operating costs and expenses. The aggregate impact of adjustments in contract estimates increased/decreased our earnings before income tax and diluted earnings per share by XX and XX, respectively, in the current year.

Goodwill and Other Long-Lived Assets, page 27

3.	We note goodwill represents a substantial element of your Balance Sheet and your accounting policy states the results of your impairment testing indicate the fair value of your NRG subsidiary is not less than the carrying amount. Please modify your disclosure to state, if true, that the results of your impairment testing indicate the fair values substantially exceed the reporting units carrying values for any reporting units that have been quantitatively assessed for impairment. Otherwise, please disclose the percentage by which each reporting units’ fair value exceeds its carrying value. If you performed qualitative assessments, please clarify that fact.

Company Response

For the year ended September 30, 2019, we performed qualitative assessments on all of the Company’s reporting units except for NRG. During 2019, the revenue softness in the Company’s renewable energy reporting unit NRG led management to perform a more comprehensive impairment analysis, including a quantitative analysis related to the carrying value of its $8 million of goodwill and $8 million of tradename. Our estimates measured in accordance with ASC 350, Intangibles – Goodwill and Other demonstrated the fair value of those assets were greater than the carrying amounts. We elected to omit the percentage by which the NRG reporting unit’s fair value exceeded its carrying value as we did not believe NRG’s goodwill and net intangible assets, which represent approximately 2% of total goodwill and net intangible assets, to be material to the consolidated financial statements. In our future filings, we will clarify the reporting units where qualitative assessments have been performed and for those reporting units where quantitative assessments have been performed, we will disclose that the fair values substantially exceed the reporting units’ carrying values or the percentage by which each reporting unit’s fair value exceeds its carrying value.

If you have any questions or if you require additional information, please do not hesitate to contact me by phone at 314-213-7246 or e-mail (gmuenster@escotechnologies.com).

Sincerely,

/s/ Gary E. Muenster

Gary E. Muenster

Executive Vice President &

Chief Financial Officer

ESCO Technologies Inc.

9900A Clayton Road

St. Louis, MO 63124